UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

U.S. Restaurant Properties, Inc.

(Name of Issuer)

Series A Cumulative Convertible Preferred Stock

(Title of Class of Securities)

902971209

(CUSIP Number)

November 6, 2003

(Date of Event Which Requires

Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

CUSIP No.: 902971209

1. Name of Reporting Persons / I.R.S. Identification No. of Above Persons (Entities Only):

Bank of America Corporation 56-0906609

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

Delaware

Number of 5. Sole Voting Power

Shares Owned 0

By Each

Reporting 6. Shared Voting Power

Person With: 404,350 shares Series A Cumulative Convertible Preferred Stock

7. Sole Dispositive Power

0

8. Shared Dispositive Power

404,350 shares Series A Cumulative Convertible Preferred Stock

9. Aggregate Amount Beneficially Owned by Each Reporting Person

404,350 shares Series A Cumulative Convertible Preferred Stock

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable

11. Percent of Class Represented by Amount in Row (9)

9.9%

12. Type of Reporting Person

HC

CUSIP No.: 902971209

1. Name of Reporting Persons / I.R.S. Identification No. of Above Persons (Entities Only):

NB Holdings Corporation 56-1857749

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

Delaware

Number of 5. Sole Voting Power

Shares Owned 0

By Each

Reporting 6. Shared Voting Power

Person With: 404,350 shares Series A Cumulative Convertible Preferred Stock

7. Sole Dispositive Power

0

8. Shared Dispositive Power

404,350 shares Series A Cumulative Convertible Preferred Stock

9. Aggregate Amount Beneficially Owned by Each Reporting Person

404,350 shares Series A Cumulative Convertible Preferred Stock

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable

11. Percent of Class Represented by Amount in Row (9)

9.9%

12. Type of Reporting Person

HC

CUSIP No.: 902971209

1. Name of Reporting Persons / I.R.S. Identification No. of Above Persons (Entities Only):

Bank of America, N.A. 94-1687665

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

USA

Number of 5. Sole Voting Power

Shares Owned 0

By Each

Reporting 6. Shared Voting Power

Person With: 404,350 shares Series A Cumulative Convertible Preferred Stock

7. Sole Dispositive Power

0

8. Shared Dispositive Power

404,350 shares Series A Cumulative Convertible Preferred Stock

9. Aggregate Amount Beneficially Owned by Each Reporting Person

404,350 shares Series A Cumulative Convertible Preferred Stock

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable

11. Percent of Class Represented by Amount in Row (9)

9.9%

12. Type of Reporting Person

BK

CUSIP No.: 902971209

1. Name of Reporting Persons / I.R.S. Identification No. of Above Persons (Entities Only):

Harbilan Corporation 58-1937395

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

Florida

Number of 5. Sole Voting Power

Shares Owned 404,350 shares Series A Cumulative Convertible Preferred Stock

By Each

Reporting 6. Shared Voting Power

Person With: 0

7. Sole Dispositive Power

404,350 shares Series A Cumulative Convertible Preferred Stock

8. Shared Dispositive Power

0

9. Aggregate Amount Beneficially Owned by Each Reporting Person [**]

404,350 shares Series A Cumulative Convertible Preferred Stock

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable

11. Percent of Class Represented by Amount in Row (9)

9.9%

12. Type of Reporting Person

CO

Item 1. (a) Name of Issuer:

U.S. Restaurant Properties, Inc.

(b) Address of Issuer's Principal Executive Offices:

12240 Inwood Road, Suite 300, Dallas, TX 75244

Item 2. (a) Name of Person Filing:

Bank of America Corporation

NB Holdings Corporation

Bank of America, N.A.

Harbilan Corporation

(b) Address of Principal Business Office or, if none, Residence:

Each Reporting Person has its or his principal business office at 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

(c) Citizenship:

Bank of America Corporation and NB Holdings Corporation are each corporations organized under the laws of the state of Delaware. Bank of America, N.A. is a federally-chartered banking association. Harbilan Corporation is a corporation organized under the laws of the state of Florida.

(d) Title of Class of Securities:

This Schedule 13G relates to shares of Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock"). Each share of Series A Preferred Stock currently is convertible into shares of the Company's common stock, par value $0.001 per share (the "Common Stock"). The shares of Series A Preferred Stock held by the Reporting Persons currently are convertible into 379,436 shares of Common Stock, or 1.37% of the outstanding Common Stock.

(e) CUSIP Number:

902971209

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act.

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

Item 4. Ownership.

(a) Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

(b) Percent of class:

See the responses to Item 11 on the attached cover pages. Such percentage is based upon 4,084,350 outstanding shares of Series A Preferred Stock of the Company.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

NB Holdings Corporation

Bank of America, N.A.

Harbilan Corporation

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

**The filing of this statement shall not be construed as an admission of beneficial ownership of any securities covered by this statement for the purposes of Section 13(d) or 13(g) of the Act.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2003

BANK OF AMERICA CORPORATION

BANK OF AMERICA, N.A.

By: /s/ Pamela P. Reed

Name: Pamela P. Reed

Title: Assistant Vice President

Corporate Compliance

NB HOLDINGS CORPORATION

By: /s/ Rachel R. Cummings

Name: Rachel R. Cummings

Title: Senior Vice President

HARBILAN CORPORATION

By: /s/ Eric Woodward

Name: Eric Woodward

Title: Vice President

EXHIBIT A - JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

BANK OF AMERICA CORPORATION

BANK OF AMERICA, N.A.

By: /s/ Pamela P. Reed

Name: Pamela P. Reed

Title: Assistant Vice President

Corporate Compliance

NB HOLDINGS CORPORATION

By: /s/ Rachel R. Cummings

Name: Rachel R. Cummings

Title: Senior Vice President

HARBILAN CORPORATION

By: /s/ Eric Woodward

Name: Eric Woodward

Title: Vice President